SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        SCHEDULE 13D
          UNDER THE SECURITIES EXCHANGE ACT OF 1934
                      (AMENDMENT NO. 1)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
  To 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-
                            2(a)

             NETWORK SYSTEMS INTERNATIONAL, INC.
                      (Name of Issuer)

               COMMON STOCK,  $.001 PAR VALUE
               (Title of Class of Securities)

                         64121L-10-3
                       (CUSIP Number)

                      JAMES W. MOSELEY
                      200 N. ELM STREET
                   GREENSBORO, N.C.  27401
                        336-271-8400
 (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)

                        July 25, 2000
   (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) of Rule 13d-1(g), check the
following box.   [ __ ]

                        SCHEDULE 13D

CUSIP No.   64121L-10-3

1.   Name of Reporting Persons - IRS Identifications No. of
     Above Person (Entities Only)

          James W. Moseley

2.   Check the Appropriate Box if a Member of a Group

          (a)  [ __ ]
          (b)  [ __ ]

3.   SEC Use Only

4.   Source of Funds

          N/A

5.   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

          To Items 2(d) or 2(e)  [ __ ]

6.   Citizenship or Place of Organization

          United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

     7.   Sole Voting Power

          794,623 (1)

     8.   Shared Voting Power

          0

     9.   Sole Dispositive Power

          479,622

     10.  Shared Dispositive Power

          0

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person

          479,622

12.  Check if the Aggregate Amount in Row 11 Excludes
     Certain Shares

          [ __ ]
13.  Percent of Class Represented by Amount in Row 11

          5.1% (1)

14.  Type of Reporting Person

          IN

(1) Calculated based upon the total of 9,479,821 shares of Common Stock outstanding as of July 31, 2000 per the Company's stock transfer agent.

Item 1.        Security and Issuer

This Schedule 13D relates to the shares of common stock, par value $.001 per share (the "Common Stock"), of Network
Systems International, Inc., a Nevada corporation (the
"Company").

The principal executive offices of the Company are located at 200 North Elm Street, Greensboro, North Carolina, 27401.

Item 2.        Identity and Background

     (a)  Name:

          James W. Moseley

     (b)  Address:

          200 North Elm Street
          Greensboro, North Carolina, 27401

     (c)  Present Principal Occupation:

          Mr. Moseley is Product Consulting Manager of
          Network Systems International of North Carolina, Inc. The principal executive offices of Network Systems International of North Carolina, Inc. are located at 200 North Elm Street, Greensboro, North Carolina, 27401.

     (d) During the last five years, Mr. Moseley has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Moseley was not party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f)  Citizenship:

          Mr. Moseley is a United States citizen.

Item 3.        Source and Amount of Funds or Other
Consideration

N/A

Item 4.        Purpose of Transaction

     Item 4 of the Schedule 13D is hereby amended and restated as follows:

     As described in the Company's Current Report on Form 8-K which was filed with the Securities and Exchange
Commission on July 10, 2000, a copy of which is attached hereto as Exhibit A and incorporated herein by reference, the Company entered into a Stock Purchase Agreement dated July 10, 2000 (the "Stock Purchase Agreement") with Richard
T. Clark, Joel C. Holt, D. Mark White, George D. Gordon, Bryan John, John Signorello and Steven Elias (the "Initial Investors"). Subject to the terms and conditions of the Stock Purchase Agreement, the Company issued 1,666,667 new, restricted shares of the Company's common stock at $0.60 per share to the Initial Investors in a private placement organized by Millennium Holdings Group, Inc. ("Millennium"). The sale under the Stock Purchase Agreement was subject to the satisfaction of the following conditions, which are discussed in more detail below: (i) certain of the Company's current management shareholders must agree to sell 2,700,000 shares of the Company's common stock to accredited investors arranged by Millennium, (ii) these current management shareholders must grant the Company a put option giving the Company the right to require such management shareholders to purchase substantially all of the assets associated with the Company's business as currently conducted for $3,000,000, (iii) all of the Company's current directors must resign and a designated representative of the Initial Investors must be appointed to replace the former directors effective as of the closing date of the stock sale, and (iv) the Company must receive the consent of its current revolving credit lender, Wachovia Bank, N.A. ("Wachovia"). The sale under the Stock Purchase Agreement closed on July 25, 2000.

     As a condition to the Initial Investors' obligations pursuant to the terms of the Stock Purchase Agreement, four of the Company's current management shareholders, Robbie M. Efird, E. W. "Sonny" Miller, Jr., David F. Christian and James W. Moseley (collectively, the "Selling Shareholders") entered into Stock Purchase Agreements dated July 10, 2000 (the "Investment Agreements") to collectively sell 2,700,000 shares to Herbert Tabin, a managing partner with Millennium, for $1,500,000 (approximately $0.56 per share) in a second private placement arranged by Millennium. Mr. Moseley agreed to sell 100,000 shares to Mr. Tabin pursuant to the terms of his Stock Purchase Agreement, which transaction is reflected in this Schedule 13D.

     As a further condition to the Initial Investors' obligations under the Stock Purchase Agreement, the Selling Shareholders granted the Company a put option, expiring forty-five (45) days after the closing date, giving the Company the right to require the Selling Shareholders to purchase substantially all of the Company's operating assets and liabilities (the "Company Assets") and substantially all of the operating assets and liabilities of Vercom Software, Inc., a wholly-owned subsidiary corporation of the Company ("Vercom") (the "Vercom Assets"; the Company Assets and the Vercom Assets shall collectively be referred to as the
"Assets")  for $3,000,000.  The Assets include  all  of  the operating assets related to the Company's business as currently conducted. During this 45-day period, the Company will determine the value of the Assets and evaluate whether it is in the best interests of the Company and its shareholders for the Company to sell the Assets to the Selling Shareholders at the put price, to sell the Assets to a third party, to retain the Assets or to take other appropriate action.

     In order to facilitate the Company's potential exercise of the put option, the Company contributed the Company
Assets to a recently formed wholly-owned subsidiary corporation, Network Systems International of North Carolina, Inc. on July 20, 2000. As part of this process, the Company assigned its rights and obligations under substantially all of its current agreements (including its software license agreements, service agreements and employment agreements) to Network Systems International of North Carolina, Inc.

     In order to satisfy a condition to the Initial Investors' obligations under the Stock Purchase Agreement, all of the Company's current directors resigned effective as of the closing date, except for Mr. Efird. The current officers of the Company also resigned as of the closing date. Herbert Tabin has been appointed to the Company's Board of Directors as of the closing date.

     If the Company elects to exercise the put option and require the Selling Shareholders to purchase the Assets for $3,000,000, the Selling Shareholders will make an initial cash payment of $1,500,000 to the Company. The Selling Shareholders will deliver a non-recourse promissory note in the principal amount of $1,500,000, payable in one hundred twenty (120) days, for the remaining purchase price. The Selling Shareholders will pledge all of their remaining 2,925,856 shares of the Company's common stock (the "Pledged Shares") as security for the payment of the promissory note. The Company's right to exercise the put option will be conditioned upon the Company using $2,000,000 of the sales price received for the Assets to reduce the obligation under the revolving credit arrangement with Wachovia. The Company plans to use $1,250,000 from the Selling Shareholders' initial cash payment and $750,000 from the sale, if any, of the Pledged Shares to reduce the outstanding indebtedness. The sale of the Pledged Shares is discussed below. As a further condition to the Company's right to exercise the put option, the Company will also agree to change its name on its corporate charter, to discontinue the use of the name "Network Systems International" and to transfer all rights to the name "Network Systems International" to the Selling Shareholders.

     The Company understands that Millennium will use its best efforts to place the Pledged Shares with accredited investors on behalf of the Selling Shareholders for at least $1,500,000, or approximately $0.513 per share. Millennium will remit the proceeds generated by the sale of the Pledged Shares, up to $1,500,000, to the Company to satisfy the remaining balance of the purchase price for the Assets.

     If all of the Pledged Shares are sold for an amount greater than $1,500,000, Millennium will retain the excess. If Millennium cannot sell all of the Pledged Shares for at least $1,500,000, Millennium will use its best efforts to place as many of the Pledged Shares as possible with accredited investors on behalf of the Selling Shareholders for approximately $0.513 per share. Pursuant to the terms of the put option, the Company will use the first $750,000 from the sale of the Pledged Shares to reduce the obligation under the revolving credit arrangement with Wachovia. If Millennium is unable to sell all of the Pledged Shares, the Company will extinguish the promissory note at maturity and retain any remaining shares in satisfaction of the outstanding purchase price for the sale of the Subsidiaries to the Selling Shareholders.

               Mr. Moseley may from time to time acquire additional securities of the Company or at any time dispose of securities of the Company he now beneficially owns or hereafter may acquire.

Item 5.        Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

Mr. Moseley beneficially owns, and has the sole power to vote and dispose of 479,622 shares, or 5.1%, of the outstanding shares of the Company's Common Stock. The calculation of ownership set forth herein is based upon 9,479,821 shares of Common Stock outstanding as of July 31, 2000, as indicated on the records of the Company's transfer agent.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the
          Issuer.

Stock Purchase Agreement dated July 10, 2000 between James
W. Moseley and Herbert Tabin (attached hereto as Exhibit B).

Subsidiary Stock Purchase Agreement dated July 21, 2000 between Robbie M. Efird, E. W. Miller, Jr., David F.
Christian, James W. Moseley and the Company (attached hereto as Exhibit C).

Item 7.        Materials to Be Filed as Exhibits

Exhibit A - Network Systems International, Inc. Current
Report on Form 8-K which was filed with the Securities and Exchange Commission on July 10, 2000.

Exhibit B - Stock Purchase Agreement dated July 10, 2000 between James W. Moseley and Herbert Tabin.

Exhibit C - Subsidiary Stock Purchase Agreement dated July
21, 2000 between Robbie M. Efird, E. W. Miller, Jr., David
F. Christian, James W. Moseley and the Company.

                          Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     August 8, 2000

                         /s/  James W. Moseley

                              JAMES W. MOSELEY